Exhibit 99.1

3 E Network Appoints Mr. Siyang Hu as Vice President to Strengthen Technology Leadership

Hong Kong, China, March 24, 2026 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, today announced the appointment of Mr. Siyang Hu as Vice President, effective March 2026. With over 20 years of experience across software, semiconductors and core technologies, Mr. Hu’s appointment is expected to significantly strengthen the Company’s technology leadership and support the execution of its long-term strategic objectives.

Mr. Hu is a seasoned expert in the semiconductor and technology sectors, with a strong academic background and extensive industry experience. Mr. Hu holds a degree in electronic science and technology from Huazhong University of Science and Technology, one of China’s leading institutions, renowned for its excellence in education, research, and innovation. Mr. Hu brings deep expertise in integrated circuit design, memory product development and core network research and development (“R&D”), complemented by substantial experience in semiconductor sales and market development. Throughout his career, Mr. Hu has held key R&D, marketing and management positions at leading technology companies, including Huawei Technologies Co., Ltd. and Shanghai Samsung Semiconductor Co., Ltd. Mr. Hu has developed comprehensive capabilities spanning technology development, product commercialization, and corporate strategy, giving him a holistic perspective across the full technology, product, and market value chain.

Dr. Tingjun Yang, Chief Executive Officer of 3e Network, commented, “We are delighted to welcome Siyang to our leadership team. His extensive experience in integrated circuit design, memory technologies and semiconductor commercialization aligns closely with our strategic focus on strengthening our technological capabilities and expanding our enterprise solutions. We believe his addition will bring strong momentum to our innovation and business growth.”

Mr. Hu stated: “It is a great honor to join 3e Network as Vice President. The Company has established a solid foundation in enterprise IT solutions and I look forward to leveraging my experience in semiconductors and software to drive deeper integration of technology and business. Together with the team, I am committed to creating sustainable, long-term value for our customers, partners, and all stakeholders.”

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider, committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has excellent vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited
Investor Relations Department
Email: ird@3emask.com

Website: https://3emask.com/